ORIGINAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14005681

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

SEC
Mail Processing
Section
APR 17 2014
Wasnington DC
404

CODE NAVY

(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

Michurina 2, Borispil City, Ukraine *(307) 622-1635*
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Jehu Hand, Hand & Hand PC, 34145 Pacific Coast Highway #379, Dana Point CA 92629
(949) 489-2400; fax (949) 489-0034
(Name, address, including zip code, and telephone number, including area code, of agent for service)

(Primary Standard Industrial Classification Code Number) 541511

(I.R.S. Employer Identification Number) 98-0560939

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A. It may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

Management

The issuer's director is Tamara Semenova. Code Navy intends to add additional persons as directors. Ms. Semenova's address is Michurina 2, Borispil City, Ukraine. Code Navy's President and Chief Executive and Financial Officer is Ms. Semenova. Code Navy intends to add one or more additional officers in 2014.

Principal Shareholders

The following table sets forth information relating to the beneficial ownership of Company common stock as of the date of this offering circular by each person known by Code Navy to be the beneficial owner of more than 5% of the outstanding shares of common stock and each of Code Navy's directors and executive officers. The Percentage After Offering assumes the sale of all 150,000,000 shares offered. Unless otherwise noted below, Code Navy believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. For purposes hereof, a person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options or the conversion of convertible securities. Each beneficial owner's percentage ownership is determined by assuming that any warrants, options or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof, have been exercised.

Name and Address	*Common Stock*	*Percentage Before Offering*	*Percentage After Offering*
Tamara Semenova	*100,000,000*	*99.9%*	*40.0%*

Ms. Semenova is a "founder" and "promoter" of Code Navy. Ms. Semenova holds nearly all of our common stock and is an "affiliate" of Code Navy. There are no other affiliates or promoters.

Counsel to the Issuer

The legality of the Shares offered hereby will be passed upon for Code Navy by Hand & Hand, Dana Point, California.

There is no underwriter for this offering.

ITEM 2. Application of Rule 262

No person associated with Code Navy including Ms. Semenova are subject to any of the

disqualification provisions set forth in Rule 262

ITEM 3. Affiliate Sales

The offering does not involve the resale of securities by affiliates.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

Code Navy intends to offer the common stock in the state of New York and Colorado in an issuer-managed offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

Code Navy issued 100,000,000 shares of common stock on March 3, 2014 to Tamara Semenova for contribution of business plan and development expenses of $5,000. On February 19, 2014, Code Navy issued 152,000 shares of common stock to Alexander Eliashevsky and Murray Polichuk, two former officers and directors, in lieu of $304,000 in accrued salary. No underwriter was involved in these issuances. The transactions by the Company were exempt under section 4(2) of the Securities Act of 1933 as one not involving any public solicitation or public offering, and was also exempt under Section 4(6) as an offering solely to accredited investors not involving any public solicitation or public offering. Ms. Semenova and the former directors are considered to be accredited persons based on their status as directors and executive officers of Code Navy.

ITEM 6. Other Present or Proposed Offerings

Neither Code Navy nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this offering Circular.

ITEM 7. Marketing Arrangements

To the knowledge of Code Navy, no person has entered into any arrangement or understanding (a) to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; (b) to stabilize the market for any of the securities to be offered; or (c) for withholding commissions, or otherwise to hold any underwriter or dealer responsible for the distribution of its participation. There are no underwriters which have been engaged and no persons to the knowledge of Code Navy are making sales to any accounts over which such persons exercise discretionary authority.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert has been retained by Code Navy and no person has been employed by Code Navy on a contingent basis or which has a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document
No publication authorized by Rule 254 was used prior to the filing of this notification.

PART II — OFFERING CIRCULAR

COVER PAGE

CODE NAVY

(Exact name of Company as set forth in Charter)

Type of securities offered: *Common Stock*
Maximum number of securities offered: *150,000,000 shares*

Minimum number of securities offered: *There is no minimum offering*

Price per security: *$.01*

Total proceeds:
If maximum sold: *$1,500,000*
If minimum sold: *$0*
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? *No*
If yes, what percent is commission of price to public? ____________________%

Is there other compensation to selling agent(s)?
[ ] Yes [X] No

Is there a finder's fee or similar payment to any person?
[ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained?
[ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals?
[ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted?
[ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.
IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN

RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[X] Has never conducted operations.
[X] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.

[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	State File No.	Effective Date
New York	*pending*	*pending*
Colorado	*none*	*pending*

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 49 pages.

THE COMPANY

1. Exact corporate name: *Code Navy.*
State and date of incorporation: *March 15, 2007, Nevada.*
Street address of principal office: *Michurina 2, Borispil City, Kiev Ukraine.*
Company Telephone Number: *(307) 622-1635*

Fiscal year: *March 31*

Person(s) to contact at Company with respect to offering: *Tamara Semenova*
Telephone Number (if different from above): *NA*

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

There are three types of risks to investing in our common stock, the first risk being risks related to the development of our business; the second type of risks related to the structure of the offering; and the final risk being risks related to the unproven business concept.

Risks Related to Development of our Business

1. We have only begun development of our business. Completion of our first milestone, that of developing a database of qualified offshore programmers, is dependent on completion of our website and attracting qualified offshore programmers to join. The second milestone is that we obtain one or more contracts for offshore programming, which is depending on our marketing skills. Finally. we must purchase a mini cruise ship, refit the vessel, and anchor it off the shore of Southern California. All these milestones require time and money, estimated to be at least two years and $1 million. If all the proceeds of this offering are received and we cannot complete these milestones, we will be required to obtain additional financing and we may not be able to do so on terms that are reasonable to Code Navy and its shareholders, or possibly we may never be able to develop the device, resulting in a total loss of your investment.

2. Even if we develop our website, obtain a base of qualified programmers, obtain programming contracts, and acquire and anchor a suitable vessel, we may not be able to obtain enough programming business in order to meet the vessel's operating costs and generate a profit. If we do not obtain programming contracts, Code Navy will not enjoy any sales revenue. We have not identified any potential customers nor the proposed vessel. .

3. The United States government may not respect international law regarding the twelve-mile jurisdiction of its territory and may seek to impose regulatory requirements on the vessel and its operation, such as wage and hour regulations, environmental, immigration, and other laws. Imposition of US law on the vessel will eliminate any price advantage we would otherwise have. Should the United States of America violate international law and impose regulations on our offshore operations, we will have recourse to US and international courts but resolution of the legal issues would be costly and time consuming.

4. Our competitive advantage, if any, will be primarily based on the wage and employee benefits differential between the United States and offshore countries such as India. Although no other company has proposed to enter the area defined by our business plan, we are aware of Blue Seed's intent to establish an offshore floating habitable area. Blue Seed appears to be backed by significant investors who would have much greater financial and marketing resources than the Company. Further, the success of our business model would likely tempt potential competitors to enter the market.

5. We are newly organized and have no operational history by which potential investors can evaluate our future results and likelihood of success. We have no earnings history so investors have no basis for estimating our future level of sales or profitability or indeed whether we will have sales or profitability.

6. We have not secured programming contracts and cannot do so until we have obtained a database of programmers and have acquired and refitted the vessel. If we cannot obtain contracts, we will not be able to continue in business. Even if we secure contracts, we may not attain profitability and will be unable to maintain operations unless we are able to obtain additional financing. Such financing may be impossible to find on terms satisfactory to Code Navy.

Risks Related to the Common Stock

7. There is no public trading market for the common stock. Investors may not be able to resell their common stock for a profit, if at all, and thus could lose all or part of their investment. The common stock currently trades on the US over the counter market known as the "pink sheets" operated by Pink OTC Markets, Inc. (see www. otcmarkets. com). The pink sheets is a privately owned electronic inter-dealer system and does not require that a public company provide significant ongoing financial disclosure about its business. Listing on the Pink Sheets does not constitute any endorsement or approval of a listed company or its securities, and the Pink OTC Markets, Inc. does not review or monitor an issuer's activities. Our common stock will be a "penny stock" (as defined in Exchange Act Rule 3a-51) for the foreseeable future which means that brokers can only buy or sell the common stock on an unsolicited basis. The penny stock rule and similar regulations will reduce the likelihood that a liquid trading market will arise for the common stock. The common stock may trade at less than the offering price. Because our stock will be a "penny stock" a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, Code Navy's common stock.

9. In the absence of a security being quoted on NASDAQ, or the Company having $2,000,000 in net tangible assets, trading in the Common Stock is covered by Rule 15c2-6 promulgated under the Securities Exchange Act of 1934 for non-NASDAQ and non-exchange listed securities. Under such rule, broker/dealers who recommend such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or an annual income exceeding $200,000 or $300,000 jointly with their spouse) must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are also exempt from this rule if the market price is at least $5.00 per share, or for warrants, if the warrants have an exercise price of at least $5.00 per share.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosures related to the market for penny stocks and for trades in any stock defined as a penny

stock. The Commission's regulations under such Act define a penny stock to be any NASDAQ or non-NASDAQ equity security that has a market price or exercise price of less than $5.00 per share and allow for the enforcement against violators of the proposed rules. In addition, unless exempt, the rules require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule prepared by the Commission explaining important concepts involving the penny stock market, the nature of such market, terms used in such market, the broker/dealer's duties to the customer, a toll-free telephone number for inquiries about the broker/dealer's disciplinary history, and the customer's rights and remedies in case of fraud or abuse in the sale. Disclosure also must be made about commissions payable to both the broker/dealer and the registered representative, current quotations for the securities, and if the broker/dealer is the sole market-maker, the broker/dealer must disclose this fact and its control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

. *While many NASDAQ stocks are covered by the proposed definition of penny stock, transactions in NASDAQ stock are exempt from all but the sole market-maker provision for (i) issuers who have $2,000,000 in tangible assets ($5,000,000 if the issuer has not been in continuous operation for three years), (ii) transactions in which the customer is an institutional accredited investor and (iii) transactions that are not recommended by the broker/dealer. In addition, transactions in a NASDAQ security directly with the NASDAQ market-maker for such securities, are subject only to the sole market-maker disclosure, and the disclosure with regard to commissions to be paid to the broker/dealer and the registered representatives.*

9. Our common stock is subject to the above rules on penny stocks and the market liquidity for the Company's securities could be severely affected by limiting the ability of broker/dealers to sell the our common stock.

10. If we do not obtain the full amount of this offering ($1,500,000), we will not be able to commence revenue-generating business operations, resulting in a loss of all or most of your investment. If we need more cash for further expansion, such offering might have to be raised in one or more stages or offerings, each with its own terms and dilution to existing shareholders. Such an offering might require the participation of institutional investors, which are more likely to demand more stringent terms for any placement. Code Navy has not determined the terms for any offering after this one. Any future offering may be for common stock, or may be for a security with rights superior to that of the common stock. In connection with any offering, Code Navy may be required to add investor's representatives to the Board of Directors, or may be required to commit to other conditions. If other conditions are not met, existing investors could have their rights or equity ownership substantially diluted. The terms for any potential follow-on offering might be extremely dilutive to the purchasers in this offering, if the offering price for any follow-on offering is less than the offering price of this offering ($.01 per share). We do not believe that we can commence raising such additional funds until after the close of this offering, nor until we can demonstrate clear progress on the development of a prototype, and so cannot at this time determine the terms of any follow-on offering or whether it will ever occur.

11. There is no minimum offering and no escrow of proceeds until the minimum offering has been raised, and thus no assurance that any proceeds will be raised nor that all of the proceeds will be obtained which are required to develop a working model of the device, resulting in a loss of your investment. If the entire $1,500,000 is not raised in this offering, Code Navy may attempt to raise the required funds in another offering, but such offering may be at a lower price per share than this

offering.

12. Investors are purchasing the common stock at a price of $.01 per share, which is higher than the tangible hook value of the common stock prior to the offering of $0. Therefore, investors will receive dilution of 100% of the value of their investment on a book value basis, and will receive nothing if Code Navy ceases operations and is liquidated.

13. Management, will control nearly half of the common stock if the maximum offering is sold, so investors will likely lack the power to remove the directors or otherwise control Code Navy. This ownership percentage by management will also deter any takeover attempt by third parties not approved by management, even if such takeover might be beneficial to shareholders.

Risks Relating to the Business Itself

14. Our business model is novel and untested, and is not protectable by patent or other proprietary rights. It is entirely possible that we will encounter unforeseen difficulties and expenses, and other market entrants, likely better capitalized, will enter the market we have opened having learned from our experience.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Code Navy is currently developing a database of certified offshore (non-US) programmers, in order to locate and refer qualified programmers to US customers. Potential programmers will add their information to our database by logging into our website, www.codenavy.com, and entering their information and credentials. As soon as our database has at least 5,000 programmers, we intend to solicit offshore programming contracts for 20-100 programmers and after obtaining contracts, purchase a mini-cruise ship or other vessel, which would be anchored off the coast of California and outside the 12-mile territorial limit of the United States. The intent is that our future customers will agree to house their offshore programmers aboard the vessel, upon which the programmers will provide their services without the need to obtain HB-1 or other visas to the United States. At the same time, our customers can easily visit their contract personnel and monitor their work progress.

Offshore programming services could include mobile app development, web design and website management, and other customized software programming. We have no customers at this time. Our plan is to enter into contractual arrangements with (primarily) US-based businesses which wish to obtain offshore programming services.

We intend to market our services primarily through 3-5 salaried and commission-based sales representatives to be hired in the Western United States.

Our website is www.codenavy.com. We are not soliciting investors via our web site.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Programming of our website and programmer database commenced in January, 2014 and is 50% completed as of March 31, 2014. We expect the website and database to be fully operational by the end of June, 2014. We believe that six to nine months will be required to obtain a critical mass of qualified programmers (5000+) and intend to commence marketing of our programmers by the end of calendar 2014. We must obtain contracts to employ at least 20 programmers for at least one year prior to purchasing and refitting a mini-cruise ship to house our programmers. The purchase and refit will require 3-6 months, therefore, as soon as this offering is complete we intend to commence inspection of potential vessels. Refitting primarily will involve cosmetic upgrades and mechanical upgrades to the support system (electrical, plumbing) as well as wiring and furnishing for programming functionality.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Code Navy intends to operate in the offshore programming industry. According to the UN Information Economy Report 2012:

Spending on computer software and services amounted to $1.2 trillion in 2011.
The industry shows solid annual growth with a slight downturn in 2009.
The US, EU and Japan are the top importers of software services, with the BRIC countries being the top 10 exporters.
The largest exporter is India.
Social networks, cloud computing, and mobile applications are the growth areas in Offshore programming at the present time
Dollar value of Indian software exports grew from $23.7 billion in 2005/2006 to $57.6 billion in 2010/2011

We expect to concentrate marketing on mobile applications, as we believe that it will continue to grow in the next 4-5 years.

The offshore programming market is highly fragmented, with no dominant players, and low barriers to entry. But established providers are likely to be larger, better financed, and many have established markets and market relationships. We believe our competitive advantage will be convenience to the US and customers.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to

conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Management intends to market our programming services to medium size software companies, primarily in the Western United States. We plan to hire 3-5 marketing and sales representatives in California, Washington, Nevada and Utah to market our services. In addition, we plan to attend trade shows.

We have no sales contracts at this time

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of _____/_____/_____ $__________
(a recent date)
As of _____/_____/_____ $__________
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

We do not have any orders for our products and we have no backlog.

(f) to date the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

We currently have only one employee, Ms. Semenova. We intend to hire 1 person in administration and 3-5 in sales and marketing upon conclusion of this offering. All of these employee estimates are assuming a full time basis. We have no firm plans on incentive or benefit plans but we intend to offer a stock option plan. We believe these employee levels will be sufficient for the next 12 months. In addition, our programming is being outsourced at this time to a non-affiliated provided in Crimea. We do not believe that the current political conflict in Crimea has had any impact on that provider nor do we expect there to be future impacts.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

We do not lease or own any property. We intent to purchase a min-cruise ship at a cost of $500,000 to $700,000 including refit and anchoring off the coast of Southern California. At such time as the vessel is acquired, we will move our executive offices to the vessel, but until that time we believe the office space provided by our officer at her residence will be sufficient.

A mini cruise ship for purposes of this disclosure is a vessel designed as a cruise ship with a passenger capacity of under 200 persons. Small cruise vessels cannot compete economically for business except for limited applications such as European river cruises; these vessels are currently obsolete and have little commercial value and we believe we can acquire and refit a vessel for the estimated price. A refit would include minor cosmetic updates, such as carpeting and painting; updating of safety equipment' any necessary repairs to the electrical and plumbing systems of the vessel; updating the generator capacity; installation of a reverse osmosis water plant; and installation of high speed internet, likely based on WIMAX obtained by a tower on shore.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

None.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The Company does not anticipate that it will operate within the territorial limits of the United States of America, and does not believe its activities will be subject to US law. The crew members of the vessel will be subject to the laws of the country in which the vessel is flagged. We likely will register the vessel under a flag of convenience (Panama, Liberia etc.) Although laws related to seamen vary from jurisdiction to jurisdiction, generally speaking jurisdictions have adopted the Maritime Labor Convention, 2006, which regulations working conditions for crew members. We do not believe these regulatory standards will have a material effect on our operations.

Since the programmers will not be "crew" under the Maritime Labor Convention, 2006, we believe that no laws or regulations will govern their employment.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not

included, or if included but not consolidated, please explain.

There are no subsidiaries at this time.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

The Company was organized in March 2007, and was engaged in the business of developing and marketing consumer products through a subsidiary. That business terminated sometime in 2011, and the Company was dormant until management acquired control in March 2014. In the control change transaction, the Company issued 100 million shares of common stock to management in exchange for the Code Navy business plan. (All share numbers give effect to a 1-for-2000 reverse stock split which is pending approval with FINRA.).

4(a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event or Milestone	Expected manner of Occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
1. Complete website	*Programming and website*	*June 30, 2014*

Management estimates that the website and the software for the programmer database will be complete by June 30, 2014, and that as of March 31, 2014, the development is 50% completed. We do not require any proceeds from this offering to complete this milestone.

2. Obtain database of qualified programmers	*Advertising on trade publications*	*December 31, 2014*

This stage will not involve the expenditure of a significant amount of cash (under $40,000). Programmers who are interested in becoming part of our database will complete information regarding their location and their qualifications such as the programming languages in which they are competent. We hope to have a minimum database of 5,000 programmers by December 31, 2014.

3.Market to customers	*Sales representatives and trade shows*	*March 2015*

This milestone will require approximately $200,000, primarily in salaries and marketing materials, and we expect to commence marketing efforts upon receiving proceeds from this offering.

We intend to hire 3-5 outside sales persons and concentrate in the Western United States. We must obtain programming contracts for at least 30 programmers and for one year to commence business on the vessel.

4. Acquire and Refit Vessel   Locate, acquire and refit   Twelve

We intend to use commercial marine brokers to locate a suitable candidate for acquisition. Refit will be outsourced to marine tradesmen in a lower-cost jurisdiction such as Trinidad or Mexico. The acquisition, refit and anchoring phase is expected to require 3-6 months and the bulk of our cash requirements. Bearing in mind that not all vessels available are actively listed at any time, a search on the website www.yachtworld.com reflects that there are many vessels available at this time.

State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Our operations have been limited to development of our business plan. If we cannot meet our timetable, we will not be able to obtain revenues. Delay in Milestones 1-3 would not seriously impact our liquidity, since we have minimal operating costs until such time as we have obtained contracts. Therefore, we have to be especially careful to acquire a vessel which does not require extensive refit for our intended use.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?

$0, as we are newly organized.

$0 *($0 per share)*

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

We had no profits so this item is inapplicable.

Offering Price Per Share
Net After-Tax Earnings Last Year Per Share

=(price/earnings multiple)

7.(A) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

$0 ($0 per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

not applicable.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

Code Navy issued 100,000,000 shares of common stock on March 3, 2014 to Tamara Semenova for contribution of business plan and development expenses of $5,000. On February 19, 2014, Code Navy issued 152,000 shares of common stock to Alexander Eliashevsky and Murray Polichuk, two former officers and directors, in lieu of $304,000 in accrued salary. No underwriter was involved in these issuances. The transactions by the Company were exempt under section 4(2) of the Securities Act of 1933 as one not involving any public solicitation or public offering, and was also exempt under Section 4(6) as an offering solely to accredited investors not involving any public solicitation or public offering. Ms. Semenova and the former directors are considered to be accredited persons based on their status as directors and executive officers of Code Navy.

8.(a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 60%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

*If the maximum is sold: $2,500,000 **

*These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be:

NONE.

These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be:

NONE.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9.(a) The following table sets forth the use of the proceeds from this offering. Please note that Code Navy is raising $1,500,000 in gross proceeds if the maximum offering is raised:

Maximum Offering

Total Proceeds	*$1,500,000*
Less offering expenses(1)	*20,000*
Net proceeds	*$1,480,000*

Use of Proceeds:

Marketing to potential programmers(2)	*$40,000*
Marketing to potential customers(3)	*200,000*
Vessel acquisition, refit and mooring(4)	*750,000*
General and Administrative(5)	*60,000*
Working capital reserve(6)	*430,000*
Total Proceeds	*$1,480,000*

Footnote 1 to Use of Proceeds Table. *Offering expenses include legal expenses of $15,000, blue sky filing fees of $400 and the remainder for printing and mailing costs. No finders or sales commissions will be paid. The offering will be made by the officers and director without compensation.*

Footnote 2 to Use of Proceeds Table. Marketing costs to programmers will be effected through advertising in industry publications, print and online, in India and other selected countries.

Footnote 3 to Use of Proceeds Table. *We expect to hire 3-5 independent sales representatives in the Western US. Although we plan to compensate these representatives primarily on a commission basis, we plan to extend to them expense reimbursements and a small salary.*

Footnote 4 to Use of Proceeds Table. *We expect that a vessel will cost from $300,000 to $500,000, depending on size and condition, and require the balance of the funds for any refit, transportation of the vessel to the coast of California, and for anchoring costs.*

Footnote 5 to Use of Proceeds Table. *The estimate of $60,000 is expected to cover 18 months of operations. Management will receive only nominal compensation until revenues can be obtained.*

Footnote 6 to Use of Proceeds Table. *Clients will be expected to fund the air travel for our programmers, but we expect some working capital requirements for provisioning (food, supplies and generator fuel) and would prefer a large reserve for any unknown repairs or expenses.*

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

If we receive less than the maximum offering we will spend according to the priority of the milestones.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10.(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Not applicable.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Not applicable.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

See response under Use of Proceeds. No asset will be acquired from any related party.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Not applicable.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

We do not expect to have any liquidity problems. We are not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement. We have no trade payables. We have no unsatisfied judgments, liens or settlement obligations.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

We do not anticipate the need for additional funds until we are fully committed on all of our programmers, in which case we will need to acquire another mini-cruise ship. We do not have any agreement or arrangement for such funds and expect to sell additional debt or equity securities to obtain those funds.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date

(adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

		Amount Outstanding as of March 31, 2014(1)		*As adjusted for Maximum Offering*
Debt:	*$*		*$*	
Short-term debt		*48,500*		*0*
(average interest rate 8%)		*0*		*0*
Long-term debt (average interest rate ___%)		*0*		*0*
Total debt		*48,500*		*48,500*
Stockholders equity (deficit):				
Preferred Stock,5,000,000 authorized, none outstanding, par value $.001	*$*	*0*	*$*	*0*
Common stock, par $.001, 100,190,858 and 250,190,858 shares issued and Outstanding	*$*	*100,190*	*$*	*250,190*
Additional paid-in capital		*(151,777)*		*1,228,223*
Retained earnings (deficit)		*(7,275)*		*(7,275)*
Total stockholders equity (deficit)		*(58,861)*		*1,471,138*
Total Capitalization	*$*	*10,361*	*$*	*1,591,638*

Number of preferred shares authorized to be outstanding:

10,000,000

Number of common shares authorized: 490,000,000

Par or stated value per share, if any: *$.001*

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights:
0 shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ______________________________
[ ] Other:____

15. These securities have:

Yes	No
[ ]	[X] Cumulative voting rights
[ ]	[X] Other special voting rights
[ ]	[X] Preemptive rights to purchase in new issues of shares
[ ]	[X] Preference as to dividends or interest
[ ]	[X] Preference upon liquidation
[ ]	[X] Other special rights or preferences (specify): ________________________

Explain:

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17.(a) If securities are notes or other types of debt securities:

(1) What is the interest rate? ________%

If interest rate is variable or multiple rates, describe: _________________________

(2) What is the maturity date? ____/____/____

If serial maturity dates, describe: ____

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No

Describe: ____

(4) Is there a trust indenture? [ ] Yes [ ] No

Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No

Describe, including redemption prices: ____________________________________

(6) Are the securities collateralized by real or personal property?

[ ] Yes [ ] No

Describe: ____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $____________

How much indebtedness is junior (subordinated) to the securities? $____________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

This section is inapplicable since common stock is being offered.

Last Fiscal Year

	Actual	Pro Forma	
		Minimum	Maximum
Earnings			
Fixed Charges=			
If no earnings show "Fixed Charges" only			

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock:

This section is inapplicable since common stock is being offered.

Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable?
[ ] Yes [ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

None

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis):

$ 0

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

There are no selling agents.

Name:______________________	Name: _________________
Address:____________________	Address: _______________
Telephone No.:______________	Telephone No.: ________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

No compensation will be paid. This offering is being self underwritten by Code Navy. Code Navy does not intend to enter into any arrangements with any securities dealers concerning solicitation of offers to purchase the shares.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

Not applicable.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name: *Tamara Semenova*

Address: *Michurina 2, Borispil City, Ukraine*
Telephone No.: *(307) 622-1635*

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Not applicable.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [ ] No

Not applicable.

26.(a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Not applicable.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Not applicable.

Will interest on proceeds during escrow period be paid to investors?
[ ] Yes [X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Code Navy has never paid dividends, made distributions on its stock or redeemed its securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive and Financial Officer

Name: *Tamara Semenova*
Age: *32*

Address: *Michurina 2, Borispil City, Ukraine*
Telephone No.: *(307) 622-1635*

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

From July 2003 to November 2013, Ms. Semenova was Director of Marketing for Turtess Travel LLC, in Kiev Ukraine. Since June 2013, she has been owner of TUI franchising in Kiev. TUI is one of Europe's largest travel groups.

Also a Director of the Company [X] Yes [ ] No

Education (degrees, schools, and dates): *Kiev National University of Trade and Economy, Masters Degree.*

30-32. Reserved.

DIRECTORS OF THE COMPANY

33. Number of Directors:

1

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Not applicable.

34. Information concerning outside or other Directors (i.e. those not described above):

Not applicable. There are no outside directors.

(A)
Name: ____

Age: ___________
Title: ____

Office Street Address:

____
Telephone No.:
(____)_______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):

Not applicable.

(B)
Name: ____
Age: __________
Title: ____

Office Street Address:

____
Telephone No.:
(____)_______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):

(C)
Name: ____
Age: __________
Title: ____

Office Street Address:

____
Telephone No.:
(____)_______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):

35.(a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [X] No Explain:

Not applicable.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Ms. Semenova was responsible for the marketing department of Turtess during its period of significant growth in Ukraine (commencing in 2003), and she also has experience in developing TUI's franchising in Ukraine since 2013.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Not applicable.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Not applicable.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not applicable.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible

securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

The following table sets forth information relating to the beneficial ownership of Company common stock as of the date of this offering circular by each person known by Code Navy to be the beneficial owner of more than 5% of the outstanding shares of common stock and each of Code Navy's directors and executive officers. The Percentage After Offering assumes the sale of all shares offered. Unless otherwise noted below, Code Navy believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. For purposes hereof, a person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options or the conversion of convertible securities. Each beneficial owner's percentage ownership is determined by assuming that any warrants, options or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof, have been exercised. The shares were all acquired for technology valued at $.00007 per share.

Name and Address	*Common Stock*	*Percentage Before Offering*	*Percentage After Offering*
Tamara Semenova	*100,000,000*	*99.9%*	*40.0%*

Ms. Semenova is a "founder" and "promoter" of Code Navy and its affiliate. Ms. Semenova's address is that of the Company.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39.(a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Not applicable.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Not applicable.

40.(a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	*$ 400*	*$0*
Chief Accounting Officer	*$ 0*	*$0*
Key Personnel: *None*		
Others: *None*		
Total:	*$400*	*$0*
Directors as a group number of persons) *1*	*$400*	*$0*

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

Not applicable. Remuneration is expected to remain at $400 per month.

(c) If any employment agreements exist or are contemplated, describe:

Not applicable.

41.(a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:

0 shares (*0%* of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities).

Indicate which have been approved by shareholders. State the expiration dates, exercise

prices and other basic terms for these securities:

Not applicable.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: *0*

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.
No approval is required.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Not applicable

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

Not applicable.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Not applicable.

Name of Tax Advisor: ______________________________
Address: ______________________________________

Telephone No. (____)____-______________

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Not applicable.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

The financial statements are appended to this offering circular.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

We had a loss from operations for the period ended March 31, 2014 of $7,275 including software and website development costs of $2,500 and general and administrative expenses. We project we will continue to have losses from operations until such time as we have sales from operations.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

Not applicable since we have no operating results.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ______ %.

Not applicable since we have had no sales.

What is the anticipated gross margin for next year of operations?

Approximately ______ %.

We cannot forecast this because we have not yet commenced revenues.

If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

50. Foreign sales as a percent of total sales for last fiscal year: ______ %.

Not applicable since we have no sales.

Domestic government sales as a percent of total domestic sales for last fiscal year: ______ %. Explain the nature of these sales, including any anticipated changes:

Not applicable since we have no sales.

* * * * * * * * * * *

Part F/S

The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors.

Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP) in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes, shall provide them.

The Commission's Regulation S-X, 17 CFR 210.1 et seq. relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part, except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X.
Issuers which are limited partnerships are required to also file the balance sheets of general partners: (1) if such general partner is a corporation, the balance sheet shall be as of the end of its most recently completed fiscal year; receivables from a parent or affiliate of such general partner (including notes receivable, but excluding trade receivables) should be deductions from shareholders equity of the general partner; where a parent or affiliate has committed to increase or maintain the general partner's capital, there shall also be filed the balance sheet of such parent or affiliate as of the end of its most recently completed fiscal year; (2) if such general partner is a partnership, its balance sheet as of the end of its most recently completed fiscal year; (3) if such general partner is a natural person, the net worth of such general partner(s) based on the estimated fair market value of their assets and liabilities, singly or in the aggregate shall be disclosed in the offering circular, and balance sheets of each of the individual general partners supporting such net worth shall be provided as supplemental information.

(1)Balance Sheet — as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.

The balance sheet is appended to this offering circular.

(2)Statements of income, cash flows, and other stockholders equity — for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.
Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

The statement of operations is appended to this offering circular.

(3)Financial Statements of Businesses Acquired or to be Acquired.

Not applicable.

(a)Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist:

(i)Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or

Not applicable.

(ii)Consummation of a significant business combination to be accounted for as a pooling is probable.

Not applicable.

(b)A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.

(c)(i)The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.

Not applicable.

(ii)These financial statements need not be audited.

(iii)The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.

Not applicable.

(iv)If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period need be filed, unless such statements are readily available.

Not applicable.

(d)If consummation of more than one transaction has occurred or is probable, the tests of significance shall be made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.

Not applicable.

(e)This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.

(4)Pro Forma Financial Information.

Not applicable.

(a) Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);

(i) During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;

Not applicable.

(ii)After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.

Not applicable.

(b) The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).

Not applicable.

(c)Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:

Not applicable.

(i)If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or

(ii)If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.

Not applicable.

PART III — EXHIBITS

Item 1.

Index to Exhibits

(a) An index to the exhibits filed should be presented immediately following the cover page to Part III.
(b)Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.

(c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.

(d)Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.

Instructions:

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

(1)Underwriting Agreement — Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided.

Not applicable.

(2)Charter and by-laws — The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.

The Amended and Restated Articles of Incorporation and Bylaws are filed with the original filing as exhibits 2.1 and 2.2 respectively.

(3)Instruments defining the rights of security holders —

(a)All instruments defining the rights of any holder of the issuer's securities, including but not limited to (i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

Not applicable.

(b)The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares.

Not applicable.

(4)Subscription agreement — The form of any subscription agreement to be used in connection with the purchase of securities in this offering.

Not applicable.

(5)Voting trust agreement — Any voting trust agreements and amendments thereto.

Not applicable.

(6)Material contracts

(a)Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.

(b)If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance: (i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the

acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.

(c)Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.

Not applicable

(7)Material foreign patents — Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds therefrom have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.

Not applicable.

(8)Plan of acquisition, reorganization, arrangement, liquidation, or succession — Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

Not applicable.

(9)Escrow agreements — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering.

Not applicable.

(10)Consents —

(a)Experts: The written consent of (i) any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement; (ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary; (iii) any persons who are referenced as having reviewed or passed upon any information in the offering statement,

and that such information is being included on the basis of their authority or in reliance upon their status as experts.

Not applicable.

(b)Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certifications may be signed by any underwriter or group of underwriters.

Not applicable.

Consent and Certification by Underwriter

1.The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by [insert name of issuer] pursuant to Regulation A in connection with a proposed offering of [insert title of securities] to the public.

2.The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3.If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

____
(Underwriter)
By ____

Not applicable as there is no underwriter for this offering.

Date ____/____/____

(d)All written consents shall be dated and manually signed.

(11)Opinion re legality — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

Opinion of counsel filed as Exhibit 11.1.

(12)Sales Material — Any material required to be filed by virtue of Rule 256.

Not applicable.

(13)"Test the Water" Material — Any written document or broadcast script used under the authorization of Rule 254.

Not applicable.

(14)Appointment of Agent for Service of Process — A Canadian issuer shall provide Form F-X.

Not applicable.

(15)Additional exhibits — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

Not applicable.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kiev, Ukraine, on April 2, 2014.

CODE NAVY

____

By Tamara Semenova, President, Chief Executive Officer and Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____

Tamara Semenova
April 2, 2014

CODE NAVY
[A Development Stage Company]
BALANCE SHEET
ASSETS

		As of March 31, 2014
CURRENT ASSETS:		
Prepaid software development costs	$	2,500
	$	2,500

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES		
Accounts Payable		**4,775**
Convertible notes payable		48,500
Accrued interest notes payable		8,086
	$	61,361
STOCKHOLDERS' EQUITY (DEFICIT):		
Common stock, $.001 par value, 495,000,000 shares authorized, 100,190,858 shares issued and outstanding		100,191
Preferred Stock, $.001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding		
Additional paid-in capital		(151,777)
Deficit accumulated during the development stage		(7,275)
Total Stockholders' Equity (Deficit)		(58,861)
	$	2,500

The accompanying notes are an integral part of this financial statement.

CODE NAVY
[A Development Stage Company]
STATEMENT OF OPERATIONS

		From Inception on March 3, 2014 Through March 31, 2014
REVENUE	$	-
EXPENSES-General and Administrative:		
Total Expenses		7,275
INCOME (LOSS) BEFORE INCOME TAXES		(7,275)
CURRENT TAX EXPENSE		-
NET INCOME (LOSS)	$	(7,275)
INCOME (LOSS) PER COMMON SHARE	$	(.00)
Basic and diluted Weighted average number of Shares outstanding		100,190,858

The accompanying notes are an integral part of this financial statement.

CODE NAVY
[A Development Stage Company]
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

FROM THE DATE OF INCEPTION ON MARCH 3, 2014

THROUGH MARCH 31, 2014

	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Deficit Accumulated During the Development Stage	Total
BALANCE, March 3, 2014	_	$ -	$ -	$ -	$ -
Common stock issued for Prepaid expenses, March 3, 2014	100,000,000	100,000	(95,000)	-	-
Common Shares issued In reverse merger, March 3, 2014	190,858	191	(56,777)	-	(56,586)
Net income (loss) for the period ended March 31, 2014	-	-	-		(7,275)
BALANCE, March 31, 2014	$100,191	$ 0	$ (151,777)	$ (7,275)	$ (58,861)

The accompanying notes are an integral part of this financial statement.

CODE NAVY
[A Development Stage Company]
STATEMENT OF CASH FLOWS

	Unaudited From Inception on March 3, 2006 Through March 31, 2014
Cash Flows from Operating Activities:	
Net loss	$ (7,275)
Adjustments to reconcile net income (loss) to net cash used by operating activities:	
Decrease in prepaid expenses	2,500
Increase in accounts payable	4,775
Net Cash (Used) by Operating Activities	--
Net Increase in Cash	--
Cash at Beginning of Period	--
Cash at End of Period	$ --
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the period for:	
Interest	$ -
Income taxes	$ -

Supplemental Schedule of Non-cash Investing and Financing Activities:
For the period from inception on March 3, 2014 through March 31, 2014:
In March 2014, the Company issued 100,000,000 shares of common stock in exchange for prepaid expenses and 190,858 in a reverse merger.

The accompanying notes are an integral part of this financial statement.

CODE NAVY
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 3, 2014 (INCEPTION) TO MARCH 31, 2014
(UNAUDITED)

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

The Company

Code Navy, a Nevada corporation (the "Company") was formerly known as Culture Mediaum Holdings Corp. Pursuant to Board resolutions dated March 3, 2014, the Company the rights to a business plan in exchange for 100,000,000. Immediately prior to such corporate action, there were approximately 190,858 shares of Common Stock outstanding. After the closing, the officer and director owned approximately 99% of the outstanding shares of common stock of the Company. The transaction was accounted for as a reverse merger (recapitalization) with the acquired business plan deemed to be the accounting acquirer and the Company deemed to be the legal acquirer. The financial statements presented herein are those of the accounting acquirer. The Company subsequently changed its name from Culture Medium Holdings Corp. to Code Navy.

Concurrently with the acquisition, Tamara Semenova was appointed as the sole director and President of the Company.

The Company is engaged in the business of developing a database of offshore programmers and intends to offer programming services in an offshore floating vessel.

The Company has not realized revenues from its planned principal business purpose and is considered to be in its development state in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 915, "*Development Stage Entities*".

Basis of Presentation of Unaudited Financial Information

The unaudited financial statements of the Company for the period March 3, 2014 (Inception) to March 31, 2014 have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") but they do not include all the information and footnotes required by GAAP for complete financial statements. However, such information reflects all adjustments (consisting solely of normal recurring adjustments), which are, in the opinion of management, necessary for the fair presentation of the Company's financial position and results of operations. Results shown for interim periods are not necessarily indicative of the results to be obtained for a full fiscal year.

Summary of Significant Accounting Policies

Revenue Recognition

The Company recognizes sales in accordance with the United States Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition". The Company recognizes revenue when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii)

the price to the customer is fixed or determinable and (iv) collection of the resulting receivable is reasonably assured. Revenue is not recognized until title and risk of loss is transferred to the customer, which generally occurs upon delivery of goods, and objective evidence exists that customer acceptance provisions have been met.

Income tax

We do not believe that we are subject to income taxes in the U.S. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. In accordance with FASB ASC Topic 740, *"Income Taxes,"* we provide for the recognition of deferred tax assets if realization of such assets is more likely than not.

Estimates

The preparation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of net sales and expenses during the reported periods. Actual results may differ from those estimates and such differences may be material to the financial statements. The more significant estimates and assumptions by management include among others, the fair value of shares of common stock issued for services. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

Fair Value Measurements

Fair value measurements are determined using authoritative guidance issued by the FASB, with the exception of the application of the guidance to non-recurring, non-financial assets and liabilities as permitted. Fair value is defined in the authoritative guidance as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy was established, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.
Level 2—Inputs, other than the quoted prices in active markets, are observable either directly or indirectly.
Level 3—Unobservable inputs based on the Company's assumptions.

The Company is required to use observable market data if available without undue cost and effort.

The Company's financial instruments include cash and cash equivalents, accounts payable, and accrued expenses. Management has estimated that the carrying amounts approximate their fair value due to the short-term nature.

Loss Per Share

Basic loss per share has been computed using the weighted average number of common shares outstanding and issuable during the period. Diluted loss per share is computed based on the weighted average number of common shares and all common equivalent shares outstanding during the period in which they are dilutive. Common equivalent shares consist of shares issuable upon the exercise of stock options, warrants or other convertible securities such as convertible

notes. As of March 31, 2014, the weighted average common shares outstanding totaled 100,190,858. There were no potentially dilutive shares as of March 31, 2014.

Stock-Based Compensation

The Company periodically issues stock instruments, including shares of its common stock, stock options, and warrants to purchase shares of its common stock to employees and non-employees in non-capital raising transactions for services and for financing costs. The Company accounts for stock option awards issued and vesting to employees in accordance with authorization guidance of the FASB whereas the value of stock-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. Options to purchase shares of the Company's common stock vest and expire according to the terms established at the grant date.

The Company accounts for stock options and warrant grants issued and vesting to non-employees in accordance with the authoritative guidance of the FASB whereas the value of the stock compensation is based upon the measurement date as determined at either (a) the date at which a performance commitment is reached, or (b) at the date at which the necessary performance to earn the equity instruments is complete.

Advertising costs

Advertising costs of $0 were incurred from March 3, 2014 (inception) to March 31, 2014.

Recent Accounting Pronouncements

In January 2013, the FASB issued ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. This ASU clarifies which instruments and transactions are subject to the offsetting disclosure requirements established by ASU 2011-11. This guidance is effective for annual and interim reporting periods beginning January 1, 2013. We do not believe the adoption of this update will have a material effect on our financial position and results of operations.

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Loss, or a Tax Credit Carryforward Exists. Topic 740, Income Taxes, does not include explicit guidance on the financial statement presented of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. There is diversity in practice in the presentation of unrecognized tax benefits in those instances and the amendments in this update are intended to eliminate that diversity in practice. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Early adoption is permitted. We do not believe the adoption of this update will have a material effect on our financial position and results of operations.

Other accounting pronouncements did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the

Company as a going concern. However, the Company is still in development stage and has not yet been successful in establishing profitable operations. The Company incurred a net loss of $7,275 for the period March 3, 2014 (inception) to March 31, 2014, and the Company's liabilities exceed its assets by $58,861 as of March 31, 2014. The Company has not generated any revenues to date. These factors create substantial doubt about the Company's ability to continue as a going concern. As a result, the Company's independent registered public accounting firm has raised substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company's management plans to continue as a going concern revolves around its ability to achieve, as well as raise necessary capital to pay ongoing general and administrative expenses of the Company. The ability of the Company to continue as a going concern is dependent on securing additional sources of capital and the success of the Company's plan. There is no assurance that the Company will be successful in raising the additional capital or in achieving profitable operations.

NOTE 3 – COMMITMENT AND CONTINGENCIES – RELATED PARTY

Operating Lease Obligations

The Company leases a warehouse in El Monte, California, which is owned by a limited liability company controlled by the Company's President and majority shareholder, for which it plans to sublease in 2014. The lease commenced March 3, 2014, terminates May 31, 2020, and requires monthly lease payments of $30,000 beginning June 1, 2014. The monthly lease payment increases to $40,000 on June 1, 2015, $50,000 on June 1, 2016, $60,000 on June 1, 2017, and $70,000 on June 1, 2019. The lease includes a period of free rent from March 3, 2014 to May 31, 2014. The Company recognizes rent expense on a straight-line basis over the entire lease period. Accordingly, at March 31, 2014, the Company recorded rent expense and a deferred rent liability related to the free rent. The lease is recorded as an operating lease.

At March 31, 2014, the Company's operating minimum lease commitments for the next five fiscal years are summarized below.

Years Ending December 31,		Amount
2014	$	210,000
2015		430,000
2016		550,000
2017		670,000
2018 and beyond		1,980,000
Total	$	3,840,000

NOTE 5 – STOCKHOLDERS' DEFICIENCY

The Company has authorized an unlimited number of shares of preferred stock, no par value, with such rights, preferences and designation and to be issued in such series as determined by the Board of Directors. No shares of preferred stock are issued and outstanding at March 31, 2014.

Okra, Inc., a Wyoming corporation (the "Company") is the successor by merger to Crown Marketing. Pursuant to an Agreement and Plan of Reorganization dated December 2, 2013, the

Company agreed to acquire all of the common stock of Okra Energy, Inc., a California corporation, in exchange for 16,155,746,000 shares of Common Stock of the Company (the "Common Stock") at the Closing of the Agreement, which took place on December 3, 2013. Immediately prior to the closing, there were approximately 3,825,275,800 shares of Common Stock outstanding. After the closing, the beneficial owner of the shares of Okra Energy, Inc., Jay Hooper, owned approximately 98.8% of the outstanding shares of common stock of the Company. The transaction was accounted for as a reverse merger (recapitalization) with Okra Energy, Inc. deemed to be the accounting acquirer and the Company deemed to be the legal acquirer. The financial statements presented herein are those of the accounting acquirer. The Company subsequently changed its name from Crown Marketing to Okra, Inc.

EXHIBIT 2.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF CODE NAVY

Tamara Semenova, being the duly elected and appointed President and Secretary of Culture Medium Holdings Corp., entity number E0185442007-5 incorporated on March 15, 2007 under the Nevada General Corporation Law (the "Corporation") hereby certifies that (a) on March 3, 2014, the Board of Directors of the Corporation, acting by unanimous consent action, adopted a resolution, subject to shareholder approval, to amend and restate the Articles of Incorporation of the Corporation pursuant to Section 78.403 of the Nevada General Corporation Law, and (b) set forth below is the correct and complete text of the Amended and Restated Articles of Incorporation of the Corporation, as so amended and restated as of the date of this certificate:

FIRST. The name of the Corporation is Code Navy.

SECOND: The Corporation's principal office in the State of Nevada is located at 1859 Whitney Mesa Drive, Henderson, Nevada 89014, and the name and address of its resident agent is Empire Stock Transfer, Inc., at 1859 Whitney Mesa Drive, Henderson, Nevada 89014.

THIRD: The purpose of the Corporation is to engage in any lawful activity.

FOURTH: The total number of authorized shares of capital stock which the Corporation shall have authority to issue is 500,000,000 shares, all par value $.001, consisting of 490,000,000 shares of common stock and 10,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, and with such voting powers, designations, limitations, restrictions and relative rights as may be established by resolution of the Board of Directors acting pursuant to Section 78.1955 of the Nevada General Corporation Law. Effective on March 10, 2014, all outstanding shares of common stock shall be reconstituted such that each holder of 2,000 shares of common stock shall be entitled to receive one new share of common stock in exchange therefor. No fractional shares shall be issued in such reconstitution; in lieu thereof, the Corporation shall issue one whole share.

ARTICLE FIFTH: No capital stock issued by the Corporation shall be assessable following payment of the subscription price or par value therefor.

ARTICLE SIXTH: The Corporation shall have perpetual existence.

ARTICLE SEVENTH: Every person who was or is a party or is threatened to be a party to or is involved in any action, suit or proceeding, whether

civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director, officer, employee, agent or other person of the Corporation, or is or was serving at the request of the Corporation or for its benefit as a director, officer employee or other person of another Corporation, partnership, joint venture, trust or enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the law of the State of Nevada as it may be amended from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the Corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers, employees, agents or other persons may have or hereafter acquire and, without limiting the generality of such statement they shall be entitled to their respective rights or indemnification under any bylaw, agreement, vote of stockholders, provisions of law or otherwise, as well as their rights under this Article.

Without limiting the application of the foregoing, the board of directors may adopt bylaws from time to time with respect to indemnification permitted by the law of the State of Nevada and may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, agent or other person of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, agent or other person of another Corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status whether or not the Corporation would have the power to indemnify such person.

ARTICLE EIGHTH: A director of officer of the Corporation shall not be personally liable to this Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or knowing violation of law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by the shareholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of the director or officer of the Corporation for acts or omissions prior to such repeal or modification.

ARTICLE NINTH: A director or officer of the Corporation shall not be disqualified by his office from dealing or contracting with the Corporation as a vendor, purchaser, employee, agent or otherwise. No transaction, contract or act of

the Corporation shall be void or voidable or in any way affected or invalidated by reason of the fact that any director or officer of any Corporation is a member of any firm, a shareholder, director or officer of the Corporation or trustee or beneficiary of any trust that is in any way interested in such transaction, contract or act. No director or officer shall be accountable or responsible to the Corporation for or in respect to any transaction, contract or act of the Corporation for any gain or profit directly or indirectly realized by him by reason of the fact that he or any firm in which he is a member or any Corporation of which he is a trustee, or beneficiary, is interested in such transaction, contract, or act; provided the fact that such director or officer or such firm, Corporation or trust is so interested shall have been disclosed or shall have been known to the members of the Board of Directors as shall be present at any meeting at which action upon such contract, transaction or act shall have been taken. Any director may be counted in determining the existence of a quorum at any meeting of the Board of Directors which shall authorize or take action in respect to any such contract, transaction or act, and may vote thereat to authorize, ratify or approve any such contract, transaction or act, and any officer of the Corporation may take any action within the scope of his authority, respecting such contract, transaction or act, and any officer of the Corporation of which he is a shareholder, director or officer, or any trust of which he is a trustee or beneficiary, were not interested in such transaction, contract or act. Without limiting or qualifying the foregoing, if in any judicial other inquiry, suit, cause or proceeding, the question of whether a director or officer of the Corporation has acted in good faith is material, and notwithstanding any statute or rule of law or equity to the contrary (if any there be), his good faith shall be presumed in the absence of proof to the contrary by clear and convincing evidence.

The foregoing Amended and Restated Articles of Incorporation have been approved by shareholders holding a majority (304,000,000 of the outstanding 334,584,204 shares, or approximately 90.1%) of the outstanding shares of the Corporation, in person or by proxy.

IN WITNESS WHEREOF, Culture Medium Holdings Corp. has caused its President and Secretary to execute this Amended and Restated Articles of Incorporation on March 3, 2014.

Tamara Semenova, President and Secretary

EXHIBIT 2.2

BY LAWS

OF

CODE NAVY

A Nevada Corporation

ARTICLE I

Offices

Section 1. The registered office of this corporation shall be in the City of Henderson, State of Nevada.

Section 2. The Corporation may also have offices at such other places both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE 2

Meetings of Stockholders

Section 1. All annual meetings of the stockholders shall be held at the registered office of the corporation or at such other place within or without the State of Nevada as the Directors shall determine. Special meetings of the stockholders may be held at such time and place within or without the State of Nevada as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof.

Section 2. Annual meetings of the stockholders shall be held on the anniversary date of incorporation each year if not a legal holiday and, and if a legal holiday, then on the next secular day following, or at such other time as may be set by the Board of Directors from time to time, at which the stockholders shall elect by vote a Board of Directors and transact such other business as may properly be brought before the meeting.

Section 3. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, may be called by the President or the Secretary, by resolution of the Board of Directors or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose of the proposed meeting.

Section 4. Notices of meetings shall be in writing and signed by the President or Vice-President or the Secretary or an Assistant Secretary or by such other person or persons as the Directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called and the time and the place, which may be within or without this State, where it is to be held. A copy of such notice shall be either delivered personally to or shall be mailed, postage prepaid, to each stockholder of record entitled to vote at such meeting not less than ten nor more than sixty days before such meeting. If mailed, it shall be directed to a stockholder at his address as it appears upon the records of the corporation and upon such mailing of any such notice, the service thereof shall be complete and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for transmission to such stockholder. Personal delivery of any such notice to an officer of the corporation or association, or to any member of a partnership shall constitute delivery of such notice to such corporation, association or partnership. In the event of the transfer of stock after delivery of such notice of and prior to the holding of the meeting, it shall not be necessary to deliver or mail such notice of the meeting to the transferee.

Section 5. Business transactions at any special meeting of stockholders shall be limited to the purpose stated in the notice.

Section 6. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcements at the meeting, until a quorum shall be presented or represented. At such adjourned meetings at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

Section 7. When a quorum is present or represented at any meeting, the vote of the holders of 10% of the stock having voting power present in person or represented by proxy shall be sufficient to elect Directors or to decide any question brought before such meeting, unless the question is one upon which by express provision of the statute or of the Articles of Incorporation, a different vote shall govern and control the decision of such question.

Section 8. Each stockholder of record of the corporation shall be entitled at each meeting of the stockholders to one vote for each share standing in his name on the books of the corporation. Upon the demand of any stockholder, the vote for Directors and the vote upon any question before the meeting shall be by ballot.

Section 9. At any meeting of the stockholders any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instrument in writing shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all the powers conferred by such written instruction upon all of the persons so designated unless the instrument shall otherwise provide. No proxy or power of attorney to vote shall be voted at a meeting of the stockholders unless it shall have been filed with the Secretary of the meeting when required by the inspectors of election. All questions regarding the qualifications of voters, the validity of proxies and the acceptance of or rejection of votes shall be decided by the inspectors of election who shall be appointed by the Board of Directors, or if not so appointed, then by the presiding officer at the meeting.

Section 10. Any action which may be taken by the vote of the stockholders at a meeting may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power, unless the provisions of the statute or the Articles of Incorporation require a greater proportion of voting power to authorize such action in which case such greater proportion of written consents shall be required.

ARTICLE 3

Directors

Section 1. The business of the corporation shall be managed by its Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

Section 2. The number of Directors which shall constitute the whole board shall be not less than one and not more than eight. The number of Directors may from time to time be increased or decreased to not less than one or more than eight by action of the Board of Directors. The Directors shall be elected at the annual meeting of the stockholders and except as provided in section 2 of this Article, each Director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

Section 3. Vacancies in the Board of Directors including those caused by a decrease in the number of Directors, may be filed by a majority of the remaining Directors, though less than a quorum, or by a sole remaining Director, and each Director so elected shall hold office until his successor is elected at the annual or a special meeting of the stockholders. The holders of a two-thirds of the outstanding shares of stock entitled to vote may at any time peremptorily terminate the term of office of all or any of the Directors by vote at a meeting called for such purpose or by a written statement filed with the Secretary or, in his absence, with any other officer. Such removal shall be effective immediately, even if successors are not elected simultaneously and the vacancies on the Board of Directors resulting therefrom shall only be filled from the stockholders.

A vacancy or vacancies on the Board of Directors shall be deemed to exist in case of death, resignation or removal of any Director, or if the authorized number of Directors be increased, or if the stockholders fail at any annual or special meeting of stockholders at which any Director or Directors are elected to elect the full authorized number of Directors to be voted for at that meeting.

The stockholders may elect a Director or Directors at any time to fill any vacancy or vacancies not filled by the Directors. If the Board of Directors accepts the resignation of a Director tendered to take effect at a future time, the Board or the stockholders shall have power to elect a successor to take office when the resignation is to become effective

No reduction of the authorized number of Directors shall have the effect of removing any Director prior to the expiration of his term of office.

ARTICLE 4

Meeting of the Board of Directors

Section 1. Regular meetings of the Board of Directors shall be held at any place within or without the State which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. In the absence of such designation regular meetings shall be held at the registered office of the corporation. Special meetings of the Board may be held either at a place so designated or at the registered office.

Section 2. The first meeting of each newly elected Board of Directors shall be held immediately following the adjournment of the meeting of stockholders and at the place thereof. No notice of such meeting shall be necessary to the Directors in order legally to constitute the meeting, provided a quorum be present. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

Section 3. Regular meetings of the Board of Directors may be held without call or notice at such time and at such place as shall from time to time be fixed and determined by the Board of Directors.

Section 4. Special meetings of the Board of Directors may be called by the Chairman or the President or by the Vice-President or by any two Directors. Written notice of the time and place of special meetings shall be delivered personally to each Director, or sent to each Director by mail or by other form of written communication, charges prepaid, addressed to him at his address as it is shown upon the records or if not readily ascertainable, at the place in which the meetings of the Directors are regularly held. In case such notice is mailed or telegraphed, it shall be deposited in the postal service or delivered to the telegraph company at least forty-eight (48) hours prior to the time of the holding of the meeting. In case such notice is delivered or taxed, it shall be so delivered or taxed at least twenty-four (24) hours prior to the time of the holding of the meeting. Such mailing, telegraphing, delivery or taxing as above provided shall be due, legal and personal notice of such Director.

Section 5. Notice of the time and place of holding an adjourned meeting need not be given to the absent Directors if the time and place be fixed at the meeting adjourned.

Section 6. The transaction of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though transacted at a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after such meeting, each of the Directors not present signs a written waiver of notice, or a consent of holding such meeting, or approvals of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 7. The majority of the authorized number of Directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the Directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number be required by law or by the Articles of Incorporation. Any action of a majority, although not at a regularly called meeting, and the record thereof, if assented to in writing by all of the other members of the Board shall be as valid and effective in all respects as if passed by the Board in regular meeting.

Section 8. A quorum of the Directors may adjourn any Directors meeting to meet again at stated day and hour; provided, however, that in the absence of a quorum, a majority of the Directors present at any Directors meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the Board.

ARTICLE 5

Committees of Directors

Section 1. The Board of Directors may, by resolution adopted by a majority of the whole Board, designate one or more committees of the Board of Directors, each committee to consist of two or more of the Directors of the corporation which, to the extent provided in the resolution, shall and may exercise the power of the Board of Directors in the management of the business and affairs of the corporation and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by the Board of Directors. The members of any such committee present at any meeting and not disqualified from voting may, whether or not they constitute a quorum, unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. At meetings of such committees, a majority of the members or alternate members at any meeting at which there is a quorum shall be the act of the committee.

Section 2. The committee shall keep regular minutes of their proceedings and report the same to the Board of Directors.

Section 3. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board of Directors or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

ARTICLE 6

Compensation of Directors

Section 1. The Directors may be paid their expenses of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the corporation in any other capacity and receiving compensation therefore. Members of special or standing committees may be allowed like reimbursement and compensation for attending committee meetings.

ARTICLE 7

Notices

Section 1. Notices to Directors and stockholders shall be in writing and delivered personally or mailed to the Directors or stockholders at their addresses appearing on the books of the corporation. Notices to Directors may also be given by fax and by telegram. Notice by mail, fax or telegram shall be deemed to be given at the time when the same shall be mailed.

Section 2. Whenever all parties entitled to vote at any meeting, whether of Directors or stockholders, consent, either by a writing on the records of the meeting or filed with the Secretary, or by presence at such meeting or oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business may be transacted which is not excepted from the written consent to the consideration of which no objection for want of notice is made at the time, and if any meeting be irregular for want of notice or such consent, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meeting; and such consent or approval of stockholders may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

Section 3. Whenever any notice whatever is required to be given under the provisions of the statute, of the Articles of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE 8

Officers

Section 1. The officers of the corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. Any person may hold two or more offices.

Section 2. The Board of Directors at its first meeting after each annual meeting of stockholders shall choose a Chairman of the Board who shall be a Director, and shall choose a President, a Secretary and a Treasurer, none of whom need be Directors.

Section 3. The Board of Directors may appoint a Vice-Chairman of the Board, Vice-Presidents and one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

Section 4. The salaries and compensation of all officers of the corporation shall be fixed by the Board of Directors.

Section 5. The officers of the corporation shall hold office at the pleasure of the Board of Directors. Any officer elected or appointed by the Board of Directors may be removed any time by the Board of Directors. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise shall be filled by the Board of Directors.

Section 6. The **Chairman of the Board** shall preside at meetings of the stockholders and the Board of Directors, and shall see that all orders and resolutions of the Board of Directors are carried into effect.

Section 7. The **Vice-Chairman** shall, in the absence or disability of the Chairman of the Board, perform the duties and exercise the powers of the Chairman of the Board and shall perform other such duties as the Board of Directors may from time to time prescribe.

Section 8. The **President** shall be the chief executive officer of the corporation and shall have active management of the business of the corporation. He shall execute on behalf of the corporation all instruments requiring such execution except to the extent the signing and execution thereof shall be expressly designated by the Board of Directors to some other officer or agent of the corporation.

Section 9. The **Vice-Presidents** shall act under the direction of the President and in absence or disability of the President shall perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe. The Board of Directors may designate
one or more Executive Vice-Presidents or may otherwise specify the order of seniority of the Vice-Presidents. The duties and powers of the President shall descend to the Vice-Presidents in such specified order of seniority.

Section 10. The **Secretary** shall act under the direction of the President. Subject to the direction of the President he shall attend all meetings of the Board of Directors and all meetings of the stockholders and record the proceedings. He shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and will perform other such duties as may be prescribed by the President or the Board of Directors.

Section 11. The **Assistant Secretaries** shall act under the direction of the President. In order of their seniority, unless otherwise determined by the President or the Board of Directors, they shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary. They shall perform other such duties and have such other powers as the President and the Board of Directors may from time to time prescribe.

Section 12. The **Treasurer** shall act under the direction of the President. Section Subject to the direction of the President he shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all money and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the President or the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the corporation.

If required by the Board of Directors, the Treasurer shall give the corporation a bond in such sum and with such surety as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

Section 13. The **Assistant Treasurers** in order of their seniority, unless otherwise determined by the President or the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

ARTICLE 9

Certificates of Stock

Section 1. Every stockholder shall be entitled to have a certificate signed by the President or a Vice-President and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the corporation, certifying the number of shares owned by him in the corporation. If the corporation shall be authorized to issue more than one class of stock or more that one series of any class, the designations, preferences and relative, participating, optional or other special rights of the various classes of stock or series thereof and the qualifications, limitations or restrictions of such rights, shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such stock.

Section 2. If a certificate is signed (a) by a transfer agent other than the corporation or its employees or (b) by a registrar other than the corporation or its employees, the signatures of the officers of the corporation may be facsimiles. In case any officer who has signed or whose facsimile signatures have been placed upon a certificate shall cease to be such officer before such certificate is issued, such certificate may be issued with the same effect as though the person had not ceased to be such officer. The seal of the corporation, or a facsimile thereof, may, but need not be, affixed to certificates of stock.

Section 3. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

Section 4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duty endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation, if it is satisfied that all provisions of the laws and regulations applicable to the corporation regarding transfer and ownership of shares have been compiled with, to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 5. The Board of Directors may fix in advance a date not exceeding sixty (60) days nor less than ten (IO) days preceding the date of any meeting of stockholders, or the date of the payment of any dividend, or the date of the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining the consent of stockholders for any purpose, as a record date for the termination of the stockholders entitled to notice of and to vote at any such meeting, and any adjournment thereof, or entitled to receive payment of any such dividend, or to give such consent, and in the such case, such stockholders, and only such stockholders as shall be stockholders of record on the date so fixed, shall be entitled to notice of and to vote as such meeting, or any adjournment thereof, or to receive such payment of dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after such record date fixed as aforesaid.

Section 6. The corporation shall be entitled to recognize the person registered on its books as the owner of the share to be the exclusive owner for all purposes including voting and dividends, and the corporation shall not be bound to recognize any equitable or other claims to or interest in such shares or shares on the part of any -other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

ARTICLE 10

General Provisions

Section 1. Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law.

Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

Section 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends or for repairing and maintaining any property of the corporation, or for such other purpose as the Directors shall think conducive to the interests of the corporation, and the Directors may modify or abolish any such reserve in the manner in which it was created.

Section 3. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 4. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

Section 5. The corporation may or may not have a corporate seal, as may be from time to time determined by resolution of the Board of Directors. If a corporate seal is adopted, it shall have inscribed thereon the name of the corporation and the words "Corporate Seal" and "Nevada". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

ARTICLE 11

Indemnification

Every person who was or is a party or is a threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a Director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a Director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest legally permissible under the General Corporation Law of the State of Nevada from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and Directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the Director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such Directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article.

The Board of Directors may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a Director or officer of the corporation, or is or was serving at the request of the corporation as a Director or officer of another corporation, or as its representative in a partnership, joint venture. trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

The Board of Directors may form time to time adopt further Bylaws with respect to indemnification and amend these and such Bylaws to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Nevada.

ARTICLE 12

Amendments

Section 1. The Bylaws may be amended by a majority vote of all the stock issued and outstanding and entitled to vote at any annual or special meeting of the stockholders, provided notice of intention to amend shall have been contained in the notice of the meeting.

Section 2. The Board of Directors by a majority vote of the whole Board at any meeting may amend these Bylaws, including Bylaws adopted by the stockholders, but the stockholders may from time to time specify particulars of the Bylaws which shall not be amended by the Board of Directors.